GERRISH MCCREARY SMITH, PC
Attorneys

Greyson E. Tuck
Email: gtuck@gerrish.com
700 Colonial Road, Suite 200
Memphis, Tennessee  38117
P. O. Box 242120
Memphis, Tennessee  38124-2120
Telephone:  (901) 767-0900
Facsimile:  (901) 684-2339

November 23, 2009	PERSONAL AND CONFIDENTIAL
hindinp@sec.gov

Mr. Perry J. Hindin
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
Washington, DC 20549-3628

Re:	Citizens Financial Corp.
Schedule 13 E-3
Filed on September 25, 2009
File Number 005-82993

Dear Mr. Hindin:

Thank you for your recent comments regarding our Amended Schedule 13E-3 and proxy materials.  Based on your comments, we have further amended the proxy materials that will be distributed to the Citizens Financial Corp. shareholders.  A copy of the amended 13E-3 filing, including the amended proxy materials, is attached.

The following sets forth your prior comments and our response.

1.
We reissue prior comments 7 and 8. Please include the requested disclosure in the Special Factors section of the proxy materials. We note that you have included such information in the Summary Term Sheet and Proposal Two sections of the materials but not in the Special Factors section. As noted in Exchange Act Rule 13e-3(e)(1)(ii), the information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a Special Factors section in the front of the disclosure document.

Mr. Perry J. Hindin	Page 2	November 23, 2009

The proxy materials have been amended to include a Special Factors section at the front of the proxy materials.  Specifically, this section has been added immediately behind the Summary Term Sheet and Question and Answer section.  The Special Factors section includes only the information required by Items 7, 8 and 9 of the Schedule 13E-3.  The Special Factors section runs from page 13 to page 25 of the proxy materials.

2.
We acknowledge your response to prior comment 9. Please relocate the disclosure on pages 13 through 18 to a section of the proxy materials other than the Special Factors section. For example, consider moving such disclosure so that it follows the Special Factors section. As noted in the preceding comment, the information required by Items 7, 8 and 9 of Schedule 13E-3 should be prominently disclosed in a Special Factors section in the front of the disclosure document.

The proxy materials have been reorganized so as to allow the Special Factors section to be on pages 13-25, with the other information following thereafter.  The Special Factors section does not contain the information that was formerly on pages 13-18 of the proxy materials.  That information now begins on page 28 of the proxy materials, immediately after the Summary Financial Information.

3.
We note your response to prior comment 19. Please expand the summary of the Fairness Report to provide greater disclosure than found in the last two paragraphs located at the bottom of page 30. The summary should include, without limitation, a reasonably detailed description of Howe Barnes' findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from the Company and any limitation imposed by the Company on the scope of Howe Barnes' investigation. Sec Item 1015(b)(6) of Regulation M-A. For example, but without limitation, discuss Howe Barnes' findings of its analysis of comparable going private transactions, including its findings regarding the dividend premium for new classifications of premium and preferred stock. Also discuss Howe Barnes' findings regarding its historical financial and trading analyses. In addition, we note the disclosure in the second to last paragraph on page 30 that Howe Barnes presented to the Company's board of directors the Fairness Report. As noted in prior comment 19, each presentation provided by a fairness advisor, even if oral, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. If the presentation of the Fairness Report included information not found in the Fairness Report itself and such information is materially related to the going-private transaction, please supplement the disclosure accordingly.

Mr. Perry J. Hindin	Page 3	November 23, 2009

The proxy materials have been expanded to include a more detailed discussion of Howe Barnes’ Fairness Report.  This discussion can be found on pages 23-25 of the materials in the Special Factors section and again on pages 31-33 in the General Information section of the proxy materials.

In addition, it is worth noting that Howe Barnes Hoefer & Arnett (“Howe Barnes”) did not present the Fairness Opinion and Fairness Report to the Company’s Board of Directors through a live presentation, telephone conference or otherwise.  Howe Barnes simply completed the Fairness Opinion and Report and emailed them to me, and I forwarded them on to the Company’s Board of Directors.  There was not a separate meeting between Howe Barnes and the Company’s Board of Directors to discuss the Fairness Report or Fairness Opinion.  Therefore, there is no need to summarize an oral presentation or other similar meeting.

4.
Please note that Exhibit 99B to the Schedule 13E-3 appears to be missing text following page 4 of the Fairness Report.  We note that the missing text is found in the version of the Fairness Report included in the proxy as Annex C.  Please refile a complete exhibit to Schedule 13E-3 accordingly.

The proxy materials have been amended to include page 5 of the Fairness Report, which is attached as Exhibit B to the 13E-3.

5.
Please tell us in your response letter whether any material relationship existed during the past two years or is mutually understood to be contemplated as a result of the relationships described in Item 1015(b)(4) and disclose in the proxy materials, if applicable.  Also provide the disclosure required by Item 1015(b)(5).

There was no material relationship between the Company or any of its directors and Howe Barnes prior to their engagement to provide the Fairness Opinion and Report.

In addition, the proxy materials now disclose that the Company’s Board of Directors set the terms of the Class A Common Stock prior to their engagement of Howe Barnes to provide the Fairness Opinion.  Howe Barnes did not set the terms of the preferred stock.  This is disclosed to the Company’s shareholders in the first paragraph under the Opinion of Financial Advisor section on pages 23 and 31.

Mr. Perry J. Hindin	Page 4	November 23, 2009

6.
We reissue prior comment 21. Disclosure of the financial projections and other information provided to Howe Barnes appears material to a security holder in its evaluation of (i) Howe Barnes' fairness opinion and (ii) the Board's consideration of such conclusion in its ultimate determination that the merger transaction is fair to unaffiliated security holders.  Please disclose such reports, financial projections and other information in the proxy materials. In doing so, please also disclose (i) the approximate date on which the reports, financial projections and other information provided in this section were last updated by management and (ii) the key business and economic assumptions underlying the Company's projections.

The proxy materials now contain a specific listing of the documents the Company provided to Howe Barnes to allow Howe Barnes to complete the Fairness Opinion and Fairness Report.  The paragraph disclosing these documents set forth the specific documents provided to Howe Barnes, as well as their effective dates.  Also included is the major economic assumptions used in forming the Company’s financial projections, including the Company’s expected annual asset growth rate, cash dividend payout rate, and return on assets for 2009 through 2013.  This information can be found on pages 24 and 33 of the proxy materials.

7.	We refer you to the first paragraph on page 31 regarding the projected cost savings considered by Howe Barnes. Please disclose here in the Special Factors section these projected cost savings.

The proxy materials have been amended to allow both the Special Factors section and the General Information section to disclose the projected cost savings of the going private transaction considered by Howe Barnes, which are expected to be $200,000 annually.  These disclosures may be found on pages 25 and 33 of the proxy materials.

I have provided redlined copies of this document to aid your review of the amendments.  However, for some reason, the redlined changes are not picking up exactly correct.  The redline shows there to be substantive new text on pages 23-30.  This is not new text, but old text that has been reorganized.  As is noted, we have reorganized the document to include much of the information that was formerly in the Special Factors section in the General Information section and have included a new Special Factors section.  The majority of the changes described above are found on pages 13-25 of the document.

Mr. Perry J. Hindin	Page 5	November 23, 2009

I trust the above has adequately explained our changes to the attached materials.  As always, please feel free to contact me at (901) 684-2311 or gtuck@gerrish.com if you have questions or need additional information.

Sincerely,

Greyson E. Tuck

Greyson E. Tuck

Attachment

GET:cas

C03201\001\GET

c:	Mr. Tom Derbyshire
Jeffrey C. Gerrish, Esq.